Exhibit 99.4
CONSENT TO ASSIGNMENT
Background Facts:
1.	JOANNE MCLAURIN (the “Licensor”) and ELLIPSIS BIOTHERAPEUTICS CORP. (“Ellipsis”) entered into a License Agreement effective May 28, 2003 documenting the Licensor’s assignment of right, title and interest in the Provisional Application #PP/4339-2 dated February 27, 2003 entitled “Use of inositol compounds in amyloid and protein folding disorders” to Ellipsis (the “License Agreement”).
2.	A new company and affiliate of Ellipsis, ELLIPSIS NEUROTHERAPEUTICS INC (“ENI”), was incorporated on October 5, 2004, to commercialize research programs in central nervous system and amyloid and/or protein folding related disorders, and desires to transfer all assets related to such program to ENI. These assets include benefits accruing to Ellipsis under the License Agreement, which are to be assigned to ENI.
3.	Clause 11.2 of the License Agreement provides that the assignment of rights, duties and obligations by either party shall require the prior written consent of the other Party.
4.	The Licensor is prepared to consent to the wholesale assignment of the License Agreement by Ellipsis to ENI, and is prepared to release Ellipsis of all liabilities, duties and obligations thereunder.
     NOW THEREFORE THIS AGREEMENT WITNESSES:
1.	The Licensor hereby consents to the assignment by Ellipsis to ENI of all right, title and interest in and to, benefits and obligations of Ellipsis under the License Agreement.
2.	From and after the effective date of the Assignment of the License Agreement by Ellipsis to ENI, the Licensor hereby:
(a)	acknowledges and agrees that ENI be substituted as a party to the License Agreement in place of Ellipsis, and that ENI shall be liable for the full and faithful performance of all obligations, conditions, terms and provisions of Ellipsis under the License Agreement; and
(b)	releases and relieves Ellipsis of all liabilities, duties and obligations, past, present and future, under the License Agreement save and except for the duty of confidentially arising under Article 10.1 of the License Agreement which shall remain in full force and effect until the date the obligation of Ellipsis to maintain confidentiality expires or is terminated in accordance with the provisions of the License Agreement.

     IN WITNESS WHEREOF the parties have caused this instrument to be duly executed by their authorized representative

JoAnne McLaurin, PhD	Elipsis Biotherapeutics Corp.
Per: /s/ JoAnne McLaurin Name: JoAnne McLaurin Title: Associate Professor Date: November 2, 2004	Per: /s/ Laurence Rubin Name: Laurence A. Rubin Title:Chief Executive Officer Date: November 2, 2004

Elipsis Neurotherapeutics Inc.

Per: /s/ Laurence Rubin
Name:	Laurence A. Rubin
Title:	President & Chief Executive Officer
Date:	November 2, 2004